As filed with the Securities and Exchange Commission on October 3, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RAND WORLDWIDE, INC.

(Name of Subject Company (issuer))

RAND WORLDWIDE, INC.

(Names of Filing Persons (offeror and issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

05349Y104

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Marc L. Dulude

Chief Executive Officer

161 Worcester Road

Suite 401

Framingham, Massachusetts 01701

508-663-1400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

James T. Barrett, Esq.

Eugene W. McDermott Jr., Esq.

Edwards Wildman Palmer LLP

111 Huntington Avenue

Boston, MA 02199-7613

Tel: (617) 239-0100

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$33,036,979.20	$3,838.90

**	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase not more than in aggregate up to 27,530,816 shares of common stock, par value $0.01 per share, at the tender offer price of $1.20 per share.
*	The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Rand Worldwide, Inc., a Delaware corporation (“Rand Worldwide” or the “Company”) pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase up to 27,530,816 shares of its common stock, par value $0.01 per share, at a purchase price of $1.20 per share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 3, 2014 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer. This Schedule is being filed in accordance with Rule 13e-4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase attached hereto as Exhibit 99(a)(1)(i), entitled “Summary Term Sheet,” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is Rand Worldwide, Inc. The address of its principal executive office is 161 Worcester Road, Suite 401, Framingham, MA 01701; and the telephone number of its principal executive office is (508) 663-1400.

(b) Securities. The title of the securities that are the subject of this Tender Offer Statement on Schedule TO is common stock. As of the close of business on September 22, 2014, there were 54,492,296 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”) outstanding. Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 27,530,816 shares of Common Stock (the “Shares”) at a purchase price of $1.20 per share (the “Purchase Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the Offer).

(c) Trading Market and Price. The information set forth in the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and the subject company. The information set forth under Item 2(a) above and in the Offer to Purchase under Section 12 (“Interest of Directors, Executive Officers and Principal Stockholders; Transactions and Arrangements Concerning Shares”) and Section 14 (“Certain Information Concerning Rand”), including Appendix A thereto, is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase under the “Summary Term Sheet,” Section 5 (“Effects of the Offer”), Section 6 (“Number of Shares; Priority of Purchases; Odd Lots; Proration”), Section 7 (“Procedures for Tendering Shares”), Section 8 (“Withdrawal Rights”), Section 9 (“Purchase of Shares and Payment of Purchase Price”), Section 16 (“United States Federal Income Tax Consequences”), and Section 17 (“Extension of the Offer; Termination; Amendment”) is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Purchase under Section 1 (“Purpose and Background of the Offer”), Section 4 (“Our Plans After the Offer”), Section 5 (“Effects of the Offer”), and Section 12 (“Interest of Directors, Executive Officers and Principal Stockholders; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under the “Summary Term Sheet,” Section 4 (“Our Plans After the Offer”), and Section 12 (“Interest of Directors, Executive Officers and Principal Stockholders; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the “Summary Term Sheet” and Section 1 (“Purpose and Background of the Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under Section 5 (“Effects of the Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the “Summary Term Sheet,” Section 1 (“Purpose and Background of the Offer”), Section 4 (“Our Plans After the Offer”), Section 5 (“Effects of the Offer”), Section 10 (“Conditions of the Offer”), Section 12 (“Interest of Directors, Executive Officers and Principal Stockholders; Transactions and Arrangements Concerning Shares”), and Section 13 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the “Summary Term Sheet” and Section 13 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Purchase under Item 10 (“Conditions of the Offer”) and Section 13 (“Source and Amount of Funds”) is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Offer to Purchase under Section 13 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors, Executive Officers and Principal Stockholders; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors, Executive Officers and Principal Stockholders; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under Section 18 (“Fees and Expenses”) is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information. The information set forth in the Offer to Purchase under Section 14 (“Certain Information Concerning Rand”) is incorporated herein by reference.

(b) Pro Forma Financial Information. The information set forth in the Offer to Purchase under Section 14 (“Certain Information Concerning Rand”) is incorporated herein by reference.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under Section 4 (“Our Plans After the Offer”) and Section 12 (“Interest of Directors, Executive Officers and Principal Stockholders; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

(c) Other Material Information. The entire text of the Offer to Purchase and the related Letter of Transmittal, attached hereto as Exhibit 99(a)(1)(i) and Exhibit 99(a)(1)(ii), respectively, is incorporated herein by reference.

Item 12. Exhibits.

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated October 3, 2014

(a)(1)(ii)	Letter of Transmittal

(a)(1)(iii)	Notice of Guaranteed Delivery

(a)(1)(iv)	Letter to Stockholders

(a)(1)(v)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(1)(vi)	Letter to Clients

(a)(5)	Press Release issued by Rand Worldwide, Inc. on October 3, 2014

(b)(1)	Commitment Letter of JPMorgan Chase Bank, National Association, dated September 26, 2014

(c)(1)	Fairness Opinion of Covington Associates, dated September 29, 2014 (incorporated by reference to Annex A to the Offer to Purchase)

(d)(1)	Stock Purchase Agreement by and between RWWI Holdings LLC and 3K Limited Partnership, dated September 26, 2014 (incorporated by reference to Exhibit 99.2 to Amendment No. 1 to Schedule 13D filed on September 29, 2014 by Ampersand 2006 Limited Partnership and the other filing persons named therein)

(d)(2)	Letter to Optionholders

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2014

Rand Worldwide, Inc.

By:	/s/ Marc L. Dulude

Name:	Marc L. Dulude

Title:	Chief Executive Officer